Mail Stop 4561

November 22, 2006

Mr. William Keiper
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85053

> Re: **Hypercom Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **File No. 001-13521**

Dear Mr. Keiper:

We have reviewed the above-referenced filings and your response letter dated October 31, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Significant Accounting Policies

Revenue Recognition and Contract Accounting, pages 64-65

1.   We note your response to prior comment number 1 and do not agree with your conclusion that it is appropriate to classify terminal repair and software development consulting revenue in your product revenue financial statement caption. Your response indicates your conclusion is based on the fact that terminal repair and software development consulting revenue individually or in aggregate has not reached the 10%

threshold of consolidated revenue as defined in Rule 5-03 of Regulation S-X. However, Rule 5-03(1)(d) of Regulation S-X requires you to state separately revenues from service. Therefore, since your total service revenue is greater than 10% of consolidated revenues, all service revenue should be combined and presented in the service revenue financial statement caption. If you believe that terminal repair and software development consulting revenue are distinct services from your other service revenue, Rule 5-03 of Regulation S-X would allow you to present terminal repair and software development consulting revenue (and corresponding cost of sales) on its own financial statement caption. However, Rule 5-03 of Regulation S-X would not permit you to combine terminal repair and software development consulting revenue with product revenue. In addition, your response indicates that your current classification is aligned with management's activities, internal reporting, cash flow streams and underlying business activities, and this format appears to be based on reportable segments. Disclosure of the results of your reportable segments should be provided in a segment footnote pursuant to SFAS 131 instead of on the face of the statements of operations. Please tell us how you plan to fully comply with Rule 5-03 of Regulation S-X and SFAS 131.

******

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief